SECU  OMMISSION

12062890

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden	
Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeKing, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 E. Las Olas Blvd., Suite 300
(No. and Street)

Fort Lauderdale (City) FL (State) 33301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marilys Egan (877) 495-5464
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Thomas A. Desmond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeKing, LLC, as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions



ZARADADEAN GAMMAGE
Notary Public - State of Florida
My Comm. Expires Jan 29, 2016
Commission # EE 164231
Bonded Through National Notary Assn.

(Signature)

Chief Financial Officer
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

TradeKing, LLC

Statement of Financial Condition

September 30, 2012

Filed in accordance with Rule 17a-5(e)(3)
As a Public Document

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

TradeKing, LLC
Fort Lauderdale, Florida

We have audited the accompanying statement of financial condition of TradeKing, LLC as of September 30, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeKing, LLC as of September 30, 2012, in conformity with accounting principles generally accepted in the United States of America.



Miami, Florida
November 27, 2012

TRADEKING, LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2012

ASSETS

CASH AND CASH EQUIVALENTS	$	2,141,388
RECEIVABLE FROM BROKER		1,841,768
DEPOSIT AT CLEARING BROKER (NOTE 6)		100,000
OTHER ASSETS		262,207
	$	4,345,363

LIABILITIES AND MEMBER'S EQUITY (DEFICIT)

LIABILITIES		
Payable to broker	$	319,290
Accounts payable and accrued liabilities (Note 3)		516,768
Due to parent (Notes 3 and 4)		1,537,466
Subordinated loans - parent (Note 4)		3,500,000
Total liabilities		5,873,524
COMMITMENTS AND CONTINGENCIES (NOTES 7 AND 8)		
MEMBER'S EQUITY (DEFICIT) (NOTE 2)		(1,528,161)
	$	4,345,363

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

TradeKing, LLC, (the Company) formerly known as Kane Reid Securities Group, Inc., d/b/a TradeKing, a Delaware corporation operating in Fort Lauderdale, Florida, is a registered broker-dealer which commenced brokerage operations in December of 2005. The Company acts in an agency capacity, buying and selling securities for its customers, and charging a commission, facilitated through an internet-based trading platform. The Company clears all customer transactions through a clearing broker on a fully disclosed basis. The Company is a wholly-owned subsidiary of TradeKing Group, Inc., a Delaware Corporation (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions are reported on a trade date basis.

Interest is recorded on an accrual basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents.

The Company may, during the ordinary course of business, maintain account balances with financial institutions in excess of federally insured limits.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Capitalized software development costs include external direct costs of services incurred in developing or obtaining internal-use software and payroll for employees directly associated with, and who devote time to, the development of the internal use software. Costs incurred in development and enhancement of the software that do not meet the capitalization criteria are expensed as incurred. Capitalized costs are amortized on a straight-line basis over three years.

Depreciation is computed using the straight-line method based upon estimated useful lives of three to seven years.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company that is not subject to income taxes as it is a disregarded entity for income tax purposes. The Company's Parent is responsible for the payment of income taxes and does not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before September 30, 2009.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 2. ECONOMIC DEPENDENCY

A portion of the Company's operating funds have been provided by its Parent. The Company's liquidity position during the year ending September 30, 2013 is dependent upon the availability of continued funding from its Parent in the absence of achieving profitable operations. The Parent has committed to funding the Company's operations through November 2013 and thereafter, as needed.

NOTE 3. RELATED PARTY TRANSACTIONS

Sale of Capital Assets to Parent

During 2012, the Company sold its capital assets, including computers, equipment, and software, to its Parent at net book value of $945,566.

Management Fees

The Company receives management and administrative services, including the use of office facilities and equipment, from its Parent under an Administrative Services Agreement. In this regard, the Parent incurs operating expenses and provides facilities and staff in consideration of a management fee. At September 30, 2012, management fees of $1,287,687 was unpaid and is included in due to parent in the accompanying statement of financial condition. Amounts due to parent are unsecured, non-interest bearing and due on demand.

Scivantage

Scivantage, a software developer and technology consulting firm, owns common stock of the Parent as of September 30, 2012. For the year ended September 30, 2012, the Company incurred approximately $2,216,000 to Scivantage for services including approximately $12,100 capitalized to property and equipment, of which $51,245 was payable as of September 30, 2012 and is included in accrued liabilities in the accompanying statement of financial condition.

NOTE 4. SUBORDINATED LOANS

On April 29, 2011, the Company executed a subordinated loan agreement with the Company's clearing broker, Penson Financial Services, Inc. (Penson). The principal amount of the unsecured loan was $1,100,000, the interest rate was 0.55 percent per annum, interest was payable semi-annually and the loan matured on April 29, 2012. Subject to the Company not terminating the clearing relationship, the loan also contained provisions that required the lender to renew the loan each year and provided for the loan to be forgiven proportionately, on a monthly basis, starting in May 2012 and ending in September 2015. In June 2012, the Company entered into a Settlement Agreement and Release (the Agreement) with Penson as a result of claims by the Company and an affiliated broker-dealer against Penson, arising out of, amongst other things, Penson's request for increased clearing deposits. Pursuant to the Agreement, Penson forgave the unsecured loan and accrued interest in full (Note 6). The Company and its affiliated broker-dealer are in the process of transitioning their accounts to another clearing broker in an orderly manner.

On August 31, 2011, the Company executed a subordinated loan agreement with its Parent. The principal amount of the loan is $2,000,000, the interest rate is 14 percent per annum, interest is payable monthly and the principal is payable on the maturity date of the loan. The loan matures on April 31, 2014 and is unsecured.

NOTE 4. SUBORDINATED LOANS (Continued)

On September 27, 2011, the Company executed a subordinated loan agreement with its Parent. The principal amount of the loan is $1,500,000, the interest rate is 14 percent per annum, interest is payable monthly and the principal is payable on the maturity date of the loan. The loan matures on September 27, 2014 and is unsecured.

These loans were made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, approved by the Financial Industry Regulatory Authority (FINRA) and are subordinated to the claims of general creditors.

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At September 30, 2012, the Company's "Net Capital" was $1,275,794 which exceeded requirements by $1,025,794, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 1.87 to 1.

NOTE 6. RISK CONCENTRATION

Securities Clearing and Custody

The Company operates as an introducing broker dealer and as such all its client accounts are held at its clearing brokerage. The clearing and depository operations for the Company's securities transactions are provided by Apex Clearing Corp. (Apex), formerly known as Penson Financial Services, whose principal office is in Dallas, Texas.

Pursuant to the Agreement (Note 4), Penson increased the required aggregate clearing deposit of the Company and an affiliated broker-dealer to $1,850,000, of which $100,000 was deposited by the Company.

NOTE 7. COMMITMENTS

The Company is obligated under various licensing, marketing and on-line service agreements expiring from 2013 through 2015.

Approximate minimum annual payments under the aforementioned agreements are as follows:

		Contracts
2013	$	2,132,000
2014		2,000
2015		1,000
	$	2,135,000

NOTE 8. CONTINGENCIES

Legal

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

General Contingencies

In the ordinary course of business, there are various contingencies which are not reflected in the financial statements. Under the terms of the Company's securities clearing agreement with Apex, the Company introduces its clients' securities accounts to Apex, who, as the clearing broker, clears and maintains all client account activity. The Company is responsible for obtaining from each client such funds or securities as are required to be deposited or maintained in their accounts. As a result, the Company is liable for any loss, liability, damage, cost, or expense incurred or sustained by Apex as a result of the failure of any client to timely make payments or deposits of securities to satisfy their contractual obligations.

Client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company may extend credit to the client, through its clearing broker, subject to various regulatory and margin lending practices, collateralized by cash and securities in the client's account. In connection with these activities, the Company also executes client transactions involving the sale of securities not yet purchased, known as "short sales". Such transactions may expose the Company to credit risk in the event the client's assets are not sufficient to fully cover losses, which the client may incur. In the event the client fails to satisfy its obligations, the Company will purchase or sell financial instruments in the client's account in order to fulfill the client's obligations.

NOTE 8. CONTINGENCIES (Continued)

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory guidelines. Compliance with these guidelines is monitored, and pursuant to such guidelines, clients may be required to deposit additional collateral, or reduce positions, when necessary.


SEE BEYOND THE NUMBERS